MAHZI THERAPEUTICS INC.

FINANCIAL STATEMENTS AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2025 AND 2024

MAHZI THERAPEUTICS INC.

INDEX TO FINANCIAL STATEMENTS

Ernst & Young LLP
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Report of Independent Auditors

The Stockholders and Board of Directors
Mahzi Therapeutics Inc.

Opinion

We have audited the financial statements of Mahzi Therapeutics Inc. (the Company), which comprise the balance sheets as of December 31, 2025 and 2024, and the related statements of operations and comprehensive loss, changes in convertible preferred stock and stockholders' deficit and cash flows for the years then ended, and the related notes (collectively referred to as the "financial statements").

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2025 and 2024, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Substantial Doubt About the Company's Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has suffered recurring losses from operations, has a net capital deficiency, and has stated that substantial doubt exists about the Company's ability to continue as a going concern. Management's evaluation of the events and conditions and management's plans regarding these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free of material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for one year after the date that the financial statements are available to be issued.

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free of material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with GAAS, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.

- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, no such opinion is expressed.

- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control-related matters that we identified during the audit.

Ernst & Young LLP

April 30, 2026

MAHZI THERAPEUTICS INC.
Balance Sheets
As of December 31, 2025 and 2024

	2025	2024
ASSETS		
CURRENT ASSETS:		
Cash and cash equivalents	$ 10,695,753	$ 10,260,277
Marketable securities	-	6,966,385
Prepaid expenses and other current assets	405,559	1,736,376
Total Current Assets	11,101,312	18,963,038
OTHER ASSETS		
Fixed assets, net	2,744	8,412
Other assets	534,484	-
TOTAL ASSETS	11,638,540	$ 18,971,450
LIABILITIES, CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS' DEFICIT		
CURRENT LIABILITIES:		
Accounts payable	$ 862,353	$ 353,781
Accrued expenses	3,591,693	1,213,649
Deferred income	1,854,706	473,139
Current installments of deferred payment arrangement	450,000	-
Restricted stock	1,360	17,685
Total Current Liabilities	6,760,112	2,058,254
NONCURRENT LIABILITIES:		
Warrant liability	17,430	-
Deferred payment arrangement, excluding current installments	1,119,947	-
TOTAL LIABILITIES	7,897,489	2,058,254
COMMITMENTS and CONTINGENCIES (Note 8)		
CONVERTIBLE PREFERRED STOCK:		
Series A convertible preferred stock, $0.00001 par value; 17,967,211 shares authorized as of December 31, 2025 and 2024 and 17,967,211 and 16,454,245 issued and outstanding at December 31, 2025 and 2024 (liquidation preference of $60,955,590 and $55,705,602 at December 31, 2025 and 2024)	62,031,118	56,782,159
STOCKHOLDERS' DEFICIT:		
Common stock, $0.00001 par value; 26,575,000 shares authorized at December 31, 2025 and 2024, 4,480,108 and 4,436,608 shares issued at December 31, 2025 and 2024 and 4,476,222 and 4,386,080 shares outstanding at December 31, 2025 and 2024,	45	44
Additional paid-in capital	885,387	650,186
Accumulated deficit	(59,175,499)	(40,519,193)
Total Stockholders' Deficit	(58,290,067)	(39,868,963)
TOTAL LIABILITIES, CONVERTIBLE PREFERRED STOCK and STOCKHOLDERS' DEFICIT	11,638,540	$ 18,971,450

The accompanying notes are an integral part of these financial statements.

MAHZI THERAPEUTICS INC.
Statements of Operations and Comprehensive Loss
Years ended December 31, 2025 and 2024

	2025	2024
OPERATING EXPENSES:		
Research and development	$ 16,027,712	$ 10,499,302
General and administrative	3,035,221	2,415,046
Total operating expenses	19,062,933	12,914,348
OTHER INCOME (EXPENSE), NET:		
Interest income, net	411,504	1,028,575
Change in fair value of warrant liability	(4,877)	-
Total other income	406,627	1,028,575
NET LOSS and COMPREHENSIVE LOSS	$ (18,656,306)	$ (11,885,773)

The accompanying notes are an integral part of these financial statements.

MAHZI THERAPEUTICS INC.
Statements of Changes in Convertible Preferred Stock and Stockholders' Deficit
Years ended December 31, 2025 and 2024

	Series A Convertible Preferred Stock		Common Shares			Accumulated	Total Stockholders'
	Shares	Amount	Shares	Par Value	Additional	Deficit	Deficit
Balance at December 31, 2023	14,941,277	51,596,997	3,589,438	36	452,927	(28,633,420)	(28,180,457)
Issuance of preferred stock, net of issuance costs of $64,838	1,512,968	5,185,162	-	-	-	-	-
Vesting of restricted shares	-	-	796,642	8	16,392	-	16,400
Stock based compensation expense	-	-	-	-	180,867	-	180,867
Net loss	-	-	-	-	-	(11,885,773)	(11,885,773)
Balance at December 31, 2024	16,454,245	$ 56,782,159	4,386,080	$ 44	$ 650,186	$ (40,519,193)	$ (39,868,963)
Issuance of preferred stock, net of issuance costs of $1,033	1,512,966	5,248,959	-	-	-	-	-
Exercise of stock options	-	-	43,500	1	15,235	-	15,236
Vesting of restricted shares	-	-	46,642	-	16,324	-	16,324
Stock based compensation expense	-	-	-	-	216,195	-	216,195
Issuance of common stock warrants					(12,553)		(12,553)
Net loss	-	-	-	-	-	(18,656,306)	(18,656,306)
Balance at December 31, 2025	17,967,211	$ 62,031,118	4,476,222	$ 45	$ 885,387	$ (59,175,499)	$ (58,290,067)

The accompanying notes are an integral part of these financial statements.

MAHZI THERAPEUTICS INC.
Statements of Cash Flows
Years ended December 31, 2025 and 2024

	2025	2024
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net loss	$ (18,656,306)	$ (11,885,773)
Adjustments to reconcile net loss to net cash used in operating activities:		
Stock based compensation	216,195	180,867
Depreciation	5,668	8,556
Change in fair value of warrant liability	4,877	-
Changes in operating assets and liabilities:		
Marketable securities	-	(474,748)
Prepaid expense and other current assets	1,330,817	807,004
Accounts payable	508,572	(39,040)
Accrued expenses	2,378,044	324,194
Deferred income	1,381,566	(869,366)
Deferred payment arrangement liability	1,569,947	-
Other assets	(534,484)	-
Net cash used in operating activities	(11,795,104)	(11,948,306)
CASH FLOWS FROM INVESTING ACTIVITIES:		
Maturities of marketable securites	6,966,385	32,900,000
Purchase of marketable securities	-	(24,020,369)
Net cash provided by investing activities	6,966,385	8,879,631
CASH FLOWS FROM FINANCING ACTIVITIES:		
Proceeds from issuance of Series A convertible preferred stock, net of issuance costs	5,248,959	5,185,162
Proceeds from the issuance of common stock	15,236	-
Net cash provided by financing activities	5,264,195	5,185,162
Net change in cash and cash equivalents	435,476	2,116,487
CASH and CASH EQUIVALENTS -Beginning of year	10,260,277	8,143,790
CASH and CASH EQUIVALENTS -End of year	$ 10,695,753	$ 10,260,277

Supplimental disclosure of cash flow information

	2025	2024
Cash paid for:		
Interest	$ 87,867	$ -
Taxes	$ 1,281	$ 1,281

The accompanying notes are an integral part of these financial statements.

1. Nature of Organization and Operations

Mahzi Therapeutics Inc. (Mahzi or the Company) was incorporated in the State of Delaware on June 30, 2020 as Mazi Therapeutics Inc. and subsequently changed its name to Mahzi on March 1, 2021. The Company is headquartered in South San Francisco, California. Mahzi is a research-stage biotechnology company focused on developing therapies for patients with under-diagnosed and under-served rare genetic neurodevelopmental disorders.

Going Concern

The Company is subject to a number of risks common to emerging companies in the biotechnology industry. Principal among these risks are the uncertainties in the development process, dependence on key individuals, development of the same or similar technological innovations by the Company's competitors, protection of proprietary technology, compliance with government regulations and approval requirements, and uncertainty of safety and effectiveness of its products.

The accompanying financial statements have been prepared on a going-concern basis, which contemplates the realization of assets and satisfaction of liabilities in the normal course of business. Since inception, the Company has incurred recurring operating losses and negative cash flows from operations and had a net loss of $18,656,306 for the year ended December 31, 2025. As of December 31, 2025, the Company had an accumulated deficit of $59,175,499 and in 2025 used $11,795,103 in cash supporting its operating activities. The Company expects to incur operating losses for the foreseeable future. The Company has no product revenue to date and has devoted its efforts to product research and development. The Company's activities have been primarily funded by the issuance of preferred stock and research grants (see Note 11 and 14).

The Company's management believes that the cash and cash equivalents as of December 31, 2025 of $10,695,753 and the drawdown of $7,000,000, related to a credit and security agreement (Note 9), will not be sufficient to fund the Company's operating expenses and capital expenditures for at least twelve months from the date these financial statements are issued. The Company currently has no sources of significant revenue to cover all spending and its ability to continue as a going concern is dependent on its ability to raise capital to fund its future business plans. Additionally, volatility in the capital markets and general economic conditions may be a significant obstacle to raising the required funds.

The Company expects to seek additional funding through private equity financings, debt financings, grants or other capital sources, including collaborations with other companies or other strategic transactions. The Company may not be able to obtain financing on acceptable terms, or at all, and the Company may not be able to enter into collaborations or other arrangements. The terms of any financing may adversely affect the holdings or rights of the Company's stockholders.

If the Company is unable to obtain sufficient capital, the Company will be forced to delay, reduce or eliminate some or all of its research and development programs, which could adversely affect its business prospects, or the Company may be unable to continue operations. Although management continues to pursue these plans, there is no assurance that the Company will be successful in obtaining sufficient funding on terms acceptable to the Company to fund continuing operations, if at all.

These factors and the Company's recurring losses from operations, negative cash flows from operations, and accumulated deficit since incorporation raise substantial doubt about the Company's ability to continue as a going concern. The Company has concluded that substantial doubt exists about the Company's ability to continue as a going concern for a period of at least 12 months from the date of issuance of these financial statements. The financial statements do not include any adjustments relating to the recoverability and classification of assets and liabilities that might be necessary should the Company be unable to continue as a going concern.

2. Summary of Significant Accounting Policies

Basis of Presentation

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (GAAP).

Any reference in these notes to applicable guidance is meant to refer to the authoritative GAAP as found in the Accounting Standards Codification (ASC) and Accounting Standards Updates (ASU) of the Financial Accounting Standards Board (FASB).

Use of Estimates

The preparation of financial statements in accordance with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, expenses, and the disclosure of contingent assets and liabilities as of and during the reporting period. The Company bases estimates and assumptions on historical experience when available and on various factors that it believes to be reasonable under the circumstances. The Company assesses estimates on an ongoing basis; however, actual results could materially differ from those estimates. Significant items subject to such estimates and assumptions include prepaid/accrual for research and development expenses, and the determination of fair value of the Company's convertible preferred stock and common stock.

Cash and Cash Equivalents

The Company considers all highly liquid investments with original maturities of 90 days or less to be cash and cash equivalents. As of December 31, 2025 and 2024, cash and cash equivalents consisted of cash on hand in bank accounts denominated in U.S. dollars and money market funds. The Company's cash balances in bank accounts generally exceed those that are federally insured. To date, the Company has not recognized any losses caused by uninsured balances. The carrying amount of cash equivalents approximates fair value because of the short-term nature of these instruments.

Marketable Securities

Marketable securities are securities with maturities greater than 90 days at the time of purchase. The Company's marketable securities are maintained by investment managers and consist of U.S. treasury securities. The Company's marketable securities are classified as held-to-maturity as management has the intent and ability to hold until maturity and carried at amortized cost. The purchase premiums and discounts for all held-to-maturity securities are recognized in interest income over the contractual life of the security using the effective interest method.

The Company measures credit losses on marketable securities classified as held-to-maturity based on the net present value of cash flows not expected to be received over the life of the securities. If the Company does not expect to recover the entire amortized cost basis of a security, it recognizes an impairment charge through an allowance for credit losses. Any subsequent improvement in expected cash flows may result in a reversal of a portion of the previously recognized credit losses. The Company considers historical loss experience, current conditions, and reasonable and supportable forecasts in determining the expected credit losses. During 2024 there were no material credit losses.

Concentrations of Credit Risk and of Significant Suppliers

Financial instruments that potentially expose the Company to concentrations of credit risk consist primarily of cash and cash equivalents and marketable securities. Periodically, the Company maintains deposits in accredited financial institutions in excess of governmental insured limits. The Company deposits its cash in financial institutions that it believes have high credit quality and has not experienced any losses on such accounts and does not believe it is exposed to any unusual credit risk beyond the normal credit risk associated with commercial banking relationships. The Company's

marketable securities, which consist of U.S. treasury securities, potentially subject the Company to concentrations of credit risk. The Company has adopted an investment policy that guides the type, rating, concentration and maturity of the Company's investments.

The Company relies, and expects to continue to rely, on a small number of vendors to manufacture supplies and to process its product candidates for its development programs. These programs could be adversely affected by a significant interruption in the manufacturing process.

Fixed Assets, Net

Fixed assets are stated at cost less accumulated depreciation. Depreciation is recognized using the straight-line method over the estimated useful life of each asset, as follows:

Asset Category	Estimated Useful Life
Computer equipment	3 years

Estimated useful lives are periodically assessed to determine if changes are appropriate. Maintenance and repairs are charged to expense as incurred. When assets are retired or otherwise disposed of, the cost of these assets and related accumulated depreciation or amortization are removed from the accounts and any resulting gains or losses are included in loss from operations in the period of disposal.

Impairment of Long-Lived Assets

Periodically, the Company evaluates its long-lived assets, which consist primarily of fixed assets, for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. The recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the asset exceeds the fair value of the asset. To date, no impairments have occurred.

Convertible Preferred Stock

The Company has classified Series A Preferred as temporary equity in the accompanying balance sheet due to certain change in control events that are outside of the Company's control, including sale or transfer of control of the Company, as holders of the Series A Preferred could cause redemption of the shares in these situations. The Company does not accrete the carrying values of the Preferred Stock to the redemption values since a liquidation event was not considered probable as of December 31, 2025 and 2024. Subsequent adjustments of the carrying values to the ultimate redemption values will be made only if it becomes probable that such a liquidation event will occur.

Fair Value Measurements

The Company follows the guidance prescribed by ASC Topic 820, Fair Value Measurements, which establishes a framework for measuring fair value, and expands disclosures about fair value measurements. The standard provides a consistent definition of fair value that focuses on an exit price which is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

The standard establishes a three-level hierarchy for fair value measurements based on the nature of inputs used in the valuation of an asset or liability as of the measurement date:

- Level 1 – Quoted prices (unadjusted) in active markets for identical assets or liabilities.
- Level 2 – Observable inputs (other than Level 1 quoted prices), such as quoted prices in active markets for similar assets or liabilities, quoted prices in markets that are not active for identical

or similar assets or liabilities, or other inputs that are observable or can be corroborated by observable market data.

- Level 3 – Unobservable inputs that are supported by little or no market activity and that are significant to determining the fair value of the assets or liabilities, including pricing models, discounted cash flow methodologies and similar techniques.

To the extent that a valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised by the Company in determining fair value is greatest for instruments categorized in Level 3. A financial instrument's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

Management believes that the carrying amount of the Company's financial instruments, including cash and cash equivalents, prepaid expenses and other current assets, accounts payable and accrued expenses approximate the fair value due to the short-term nature of these instruments.

Marketable securities — Marketable securities consisting of short-term United States treasury securities, are classified as held-to-maturity and are carried at amortized cost. For securities held to maturity, fair value equals the quoted market price from an active market, if available, and is classified within Level 1. If a quoted market price is not available, fair value is estimated using quoted market prices for similar securities or pricing models and is classified as Level 2. Where there is limited market activity or significant valuation inputs are unobservable, securities are classified within Level 3. Under current market conditions, assumptions used to determine the fair value of Level 3 securities have greater subjectivity due to the lack of observable market transactions.

Warrant liability - The Company accounts for its warrants as liabilities and measures them at fair value in accordance with ASC 820. Fair value is determined using the Black-Scholes option pricing model that incorporates significant unobservable inputs, including assumptions about volatility, risk-free interest rates, and the expected term of the warrant. Accordingly, the warrant liability is classified as Level 3 within the fair value hierarchy. Changes in fair value are recognized in earnings each reporting period within change in fair value of warrant liability in the statements of operations and comprehensive loss.

See Note 3, Fair Value Measurements and Fair Value of Financial Instruments.

Research and Development Costs

Research and development costs are charged to operations when incurred and are included in operating expenses. Research and development expenses consist of costs incurred in performing research and development activities, including salaries and benefits, sponsored research, contract services, and other outside costs. The Company has various contracts with contract research organizations and contract development and manufacturing organizations These agreements are generally cancelable, and costs for certain development activities are recognized based on an evaluation of the progress to completion of specific tasks using information provided to the Company by its service providers. Payments for these activities are based on the terms of the individual arrangements, which may differ from the pattern of costs incurred, and are reflected in the balance sheet as prepaid or accrued research and development. Research and development costs also include costs and shared cost associated with third-party collaboration arrangements with universities and other scientific organizations, including upfront fees and milestones paid to third parties in connection with drug discovery and preclinical research.

Upfront payments under license agreements are expensed as research and development expense upon receipt of the license. Milestone payments under license agreements are accrued, with a corresponding

expense being recognized, in the period in which the milestone is determined to be probable of achievement and the related amount is reasonably estimable.

Any accrual estimates are based on several factors, including the Company's knowledge of the progress towards completion of the research, development and manufacturing activities, invoicing to date under the contracts, communication from the research institutions and other companies of any actual costs incurred during the period that have not yet been invoiced and the costs included in the contracts. Significant judgments and estimates may be made in determining the accrued balances at the end of any reporting period. Actual results could differ from the estimates made by the Company.

Patents

Patent-related costs incurred in connection with filing and prosecuting patent applications are expensed as incurred due to the uncertainty about the recovery of the expenditure. Amounts incurred are classified as general and administrative expenses in the statements of operations and comprehensive loss.

Government Grants

The Company receives income-based government grants that provide financial assistance for certain eligible expenditures. Since there is no authoritative U.S. GAAP governing grant recognition, measurement and presentation, International Accounting Standards (IAS) 20, Accounting for Government Grants and Disclosure of Government Assistance (IAS 20) is incorporated as the governing guidance. It states that economic benefits of government grants shall not be recognized until there is reasonable assurance that the entity will comply with the conditions attaching to them and the grants will be received. Under IAS 20, grants related to income are recognized in the income statement when the recognition threshold (reasonable assurance) has been met and the related expenses are incurred. A receivable or liability for a government grant may be recognized on the balance sheet due to differences in the timing of receipt from the government and when the entity meets the conditions for recognition. For the years ending December 31, 2025 and 2024, grant income recognized in the statements of operations and comprehensive loss as an offset to research and development expense were $1,639,751 and $2,894,806, respectively.

Income Taxes

Income taxes are accounted for under the asset and liability method in accordance with ASC Topic 740, Income Taxes (ASC 740). Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. A valuation allowance is recorded for deferred tax assets if it is more likely than not that some portion or all of the deferred tax assets will not be realized. As of December 31, 2025 and 2024, the Company has recorded a full valuation allowance against its deferred tax assets. (See Note 12, Income Taxes.) Income tax credits relating to ongoing research and development costs are offset against the related research and development expenses when earned and reasonably assured (i.e., when refund for employer payroll taxes paid is requested).

The Company accounts for uncertain tax positions in accordance with the provisions of ASC 740. When uncertain tax positions exist, the Company recognizes the effect of income tax positions only if those positions are more likely than not of being sustained. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs. As of December 31,

2025, the Company does not have any uncertain tax positions. The Company recognizes interest and penalties related to uncertain tax positions, if any exist, in income tax expense.

Stock-based Compensation

The Company issues stock-based awards to employees and non-employees, generally in the form of stock options. The Company accounts for stock-based awards in accordance with ASC 718, Compensation— Stock Compensation, which requires all stock-based payments, to be recognized in the statements of operations and comprehensive loss based on their fair values. The expense is recognized using a straight-line method over the vesting period. The Company has elected to account for option forfeitures as they occur.

The Company uses the Black-Scholes option pricing model to determine the weighted-average fair value of options granted, which uses as inputs the fair value of the Common Stock, assumptions the Company makes for the volatility of its Common Stock, the expected term of its stock options, the risk-free interest rate for a period that approximates the expected term of its stock options, and its expected dividend yield. The Company has historically been a private company and lacks company-specific historical and implied volatility information. Therefore, it estimates its expected stock volatility based on the historical volatility of a publicly traded set of peer companies and expects to continue to do so until such time as it has adequate historical data regarding the volatility of its own traded stock price. Due to the lack of historical exercise history, the estimate for the expected term was determined utilizing the “simplified” method for awards.

Compensation cost of awards that contain a performance condition are recognized when success is considered probable during the performance period.

As there has been no public market for the Common Stock, the estimated fair value of the Common Stock has been determined by the Company’s Board of Directors as of the date of each option grant, with input from management, considering the Company’s most recently available third-party valuation of Common Stock and its Board of Directors' assessment of additional objective and subjective factors that it believed were relevant and which may have changed from the date of the most recent valuation through the date of the grant. These third-party valuations were performed in accordance with the guidance outlined in the American Institute of Certified Public Accountants' Accounting and Valuation Guide, Valuation of Privately-Held-Company Equity Securities Issued as Compensation. The Common Stock valuations were prepared using the option pricing method. These third-party valuations were performed at various dates, which resulted in valuations of the Common Stock of $0.51 and $0.37 per share as of December 31, 2025 and 2024, respectively.

The assumptions underlying these valuations represent management's best estimates, which involve inherent uncertainties and the application of management's judgment. As a result, if the Company had used significantly different assumptions or estimates, the fair value of its Common Stock and its stock-based compensation expense could be materially different.

Recently Adopted Accounting Standards

In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures. The ASU provided guidance focused on income tax disclosures requiring further disaggregation of the rate reconciliation and income taxes paid. This ASU should be adopted on a prospective basis, though retrospective application is permitted and is effective for public business entities with fiscal years beginning after December 15, 2024 and effective for all other business entities one year later. The Company adopted this ASU for the year ended December 31, 2025 and applied the new disclosure requirements on a prospective basis.

Recently Issued Accounting Standards, not yet Adopted

In December 2025, the FASB issued ASU 2025-10, Government Grants (Topic 832): Accounting for Government Grants Received by Business Entities. The ASU provides comprehensive guidance for business entities on the recognition, measurement, and presentation of government grants. This ASU may be adopted on a prospective or retrospective basis and is effective for public business entities with fiscal years beginning after December 15, 2028 and effective for all other business entities one year later. The Company is currently evaluating the whether the impact of this standard will have a material impact on the financial statements.

3. Fair Value Measurement and Fair Value of Financial Instruments

The following table presents information about the Company's financial assets and liabilities measured at fair value on a recurring basis and indicates the level of the fair value hierarchy utilized to determine such fair values as of December 31, 2025 and 2024:

December 31, 2025		**Carrying Amount**		**Amount at Fair Value**		**Level 1**		**Level 2**		**Level 3**
Financial Assets										
Marketable securities	$	-	$	-	$	-	$	-	$	-
Financial Liabilities										
Warrant liability	$	17,430	$	17,430	$	-	$	-	$	17,430
December 31, 2024										
Financial Assets										
Marketable securities	$	6,969,539	$	6,969,539	$	-	$	6,969,539	$	-

The following table presents a roll-forward of the fair value of the warrant liability for which fair value is determined by Level 3 inputs:

		Warrant Liability
Balance - December 31, 2024	$	-
Issuance of warrants at fair value		12,553
Fair value adjustment		4,877
Balance - December 31, 2025	$	17,430

There were no transfers among Level 1, Level 2 or Level 3 categories in the years ended December 31, 2025 and 2024. The significant unobservable inputs used in the valuation model to measure the warrant liability as of December 31, 2025, categorized as a Level 3 financial lability within the fair value hierarchy, is as follows:

	December 31, 2025
Expected volatitity	118.0%
Expected term (in years)	10.00
Weighted average risk-free interest rate	3.5%
Expected dividends	0.0%

4. Marketable Securities

Marketable securities classified as held-to-maturity as of December 31, 2025 and 2024 and carried at amortized costs, consist of US treasury securities, as follows:

	Held-to-maturity securities			
December 31, 2025	**Amortized cost basis**	**Gross unrealized gains**	**Gross unrealized losses**	**Fair value**
US treasury securities	$ -	$ -	$ -	$ -
December 31, 2024				
US treasury securities	$ 6,966,385	$ 3,154	$ -	$ 6,969,539

The amortized cost basis and fair value of marketable securities as of December 31, 2025 and 2024 by contractual maturity:

	December 31,			
	2025		**2024**	
Held-to-maturity securities:	**Amortized cost**	**Fair value**	**Amortized cost**	**Fair value**
Due in one year or less	$ -	$ -	$ 6,966,385	$ 6,969,539

The following table shows the gross unrealized losses and fair value of the Company's investments with unrealized losses, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position at December 31, 2025 and 2024:

	December 31,			
	2025		**2024**	
	Less than 12 months		**Less than 12 months**	
Held-to-maturity securities:	**Fair value**	**Gross unrealized losses**	**Fair value**	**Gross unrealized losses**
US treasury securities	$ -	$ -	$ 6,969,539	$ -

The unrealized losses on the Company's investments in U.S. Treasury securities were caused by interest rate increases. The contractual terms of those investments do not permit the issuer to settle the securities at a price less than the amortized cost bases of the investments. Because the Company does not intend to sell these investments and it is not more likely than not that the Company will be required to sell the investments before recovery of their amortized cost bases, these investments are not deemed to have credit losses.

5. Prepaid Expenses and Other Current Assets

Prepaid expenses and other current assets are composted of the following as of December 31, 2025 and 2024:

	December 31,	
	2025	2024
Prepaid research and development	$ 24,089	$ 1,425,688
Federal tax credit receivable	291,667	247,500
Interest receivable	-	24,861
Prepaid expenses miscellaneous	89,803	38,327
Total prepaid expenses and other current assets	$ 405,559	$ 1,736,376

6. Fixed Assets

Fixed assets are composed of the following as of December 31, 2025 and 2024:

	December 31,	
	2025	2024
Computer equipment	$ 26,460	$ 26,460
Less accumulated depreciation	(23,716)	(18,048)
Fixed assets, net	$ 2,744	$ 8,412

Total depreciation expense for fixed assets for the years ended December 31, 2025 and 2043 was $5,668 and $8,556. respectively.

7. Accrued Expenses

Accrued expenses are composed of the following as of December 31, 2025 and 2024:

	December 31,	
	2025	2024
Accrued employee compensation	$ 969,790	$ 797,481
Accrued research and development	2,463,346	393,602
Accrued other	147,410	22,566
Accrued interest	11,147	-
Total accrued expenses	$ 3,591,693	$ 1,213,649

8. Commitments and Contingencies

Legal Proceedings

From time to time, the Company may become involved in lawsuits or legal proceedings, which arise in the ordinary course of business. The results of these proceedings in the ordinary course of business are not expected to have a material adverse effect on the Company's financial position or results of operations. At each reporting date, the Company evaluates whether or not a potential loss amount or a potential range of loss is probable and reasonably estimable under the provisions of the authoritative guidance that addresses accounting for contingencies. At December 31, 2025 and 2024, there were no amounts accrued for any legal contingency. The Company expenses as incurred legal fees related to such legal proceedings.

Indemnification Agreements

In the normal course of business, the Company may agree to indemnify third parties with whom it enters into contractual relationships, including customers, and parties to other transactions with the Company, with respect to certain matters. The Company has agreed, under certain conditions, to hold

these third parties harmless against specified losses, such as those arising from a breach of representations or covenants, other third-party claims that the Company's products when used for their intended purposes infringe the intellectual property rights of such other third parties, or other claims made against certain parties. It is not possible to determine the maximum potential amount of liability under these indemnification obligations due to the Company's limited history of prior indemnification claims and the unique facts and circumstances that are likely to be involved in each particular claim. The Company has not incurred any material costs as a result of such indemnifications and is not aware of any indemnification claims and it has not accrued any liabilities related to such obligations in its financial statements as of December 31, 2025 and 2024.

From time to time, the Company is subject to various claims that arise in the ordinary course of business. Management believes that any liability of the Company that may arise out of or with respect to these matters will not materially adversely affect the financial position, results of operations, or cash flows of the Company.

Settlement Agreement with Contract Manufacturer

In November 2023, the Company entered into a dispute with one of its contract manufacturing organizations (CMOs) regarding the quality of the work performed by the CMO. In May 2024, the Company entered into a settlement agreement to resolve the existing dispute, cease further development work and receive $1,500,000 of funds previously paid to the CMO. The Company received the $1,500,000 on May 15, 2024 and accordingly, the matter was considered resolved.

9. Credit and Security Agreement and Warrant Agreement

On August 8, 2025 (the Effective Date), the Company entered into a Credit and Security agreement (the C&S Agreement) with a lending institution (the Lender), whereby the Company may borrow up to $10,000,000, subject to certain terms and conditions set forth in the C&S Agreement. Concurrent with the execution of the C&S Agreement, the Company also executed an agreement for a warrant to purchase common stock (the Warrant Agreement) with the Lender.

Credit and Security Agreement

Listed below are the borrowing tranches available to the Company under the C&S Agreement (each Tranche A Term Loan, Tranche B Term Loan, and Tranche C Term Loan is referred to as a Term Loan, and collectively, as the Term Loans).

a) Tranche A Term Loan - Lender agrees to make one or more term loans to the Company in an aggregate principal amount not to exceed $3,000,000, the Tranche A Term Loans are not triggered by the achievement of certain milestones,

b) Tranche B Term Loan - Lender agrees to make one or more term loans to the Company in an aggregate principal amount not to exceed $4,000,000. The Tranche B Term Loans are triggered by a milestone, whereby the Company must demonstrate to the to the Lender that the Company has received net proceeds of at least $5,200,000 in connection with the issuance of Series A-2 equity interests to investors reasonably satisfactory to the Lender (the Tranche B Milestone),

c) Tranche C Term Loan - Lender agrees to make one or more term loans to the Company in an aggregate principal amount not to exceed $3,000,000. The Tranche C Term Loans are triggered by a milestone, whereby the Company must demonstrate to the Lender that the Company has received net proceeds of at least $10,000,000, exclusive of any net proceeds received by the Company in connection with the Tranche B Milestone, in connection with either grants, partnerships, or the issuance of additional Equity Interests to investors reasonably satisfactory to Lender (the Tranche C Milestone).

Other features of the C&S Agreement are as follows:

The Term Loans shall each constitute a Loan for all purposes under the C&S Agreement, and each Term Loan shall be in minimum increments of $500,000 (or such lesser amount available to be drawn by the Company).

The Term loans, when borrowed, will bear interest at a per annum rate equal to the greater of (i) the Wall Street Journal prime rate plus the applicable margin or (ii) 6.25% and will have a maturity date of February 1, 2029. The Term Loans may be prepaid anytime, in whole or in part, without premium or penalty.

In connection with the execution the C&S Agreement, the Company paid a one-time commitment fee to the Lender of $50,000. For the year ended December 31, 2025, the Company capitalized the commitment fee on its balance sheet and is amortizing it over the term of the C&S Agreement.

Unless previously terminated, the commitment of Lender to make Term Loans shall terminate on August 31, 2026. The Draw Period means the period of time from the Effective Date through the earlier to occur of (a) August 31, 2026 or (b) an event of default.

As of December 31, 2025 the Company has not drawn down on the Term Loans, and accordingly, does not carry a liability related to the Term Loans on its December 31, 2025 balance sheet.

Warrant Agreement

On August 8, 2025, in connection with the execution of the C&S Agreement, and as part of the commitment fee, the Company and the Lender executed the Warrant Agreement. The Warrant agreement provides that the Lender may purchase from the Company 35,749 shares of its common stock with a par value per share of $0.00001 at an exercise price of $0.37 per share (the Warrants) at any time during from the execution date to the 10th anniversary of the Warrant Agreement, or August 8, 2035 (the Exercise Period), unless terminated earlier.

Since the Company determined the warrants meet the criteria to be accounted for as liabilities pursuant to ASC 815-40, the Warrants were initially recorded at fair value, and subsequently adjusted to their reporting date fair value at the Balance Sheet date. Changes in fair value are recorded in earnings within the other income (expense) section of the Company's statement of operations and comprehensive loss. The Company uses the Black-Scholes option pricing model to determine fair value.

As of December 31, 2025, the warrant liability is outstanding and, accordingly, the Company carried a balance of $17,430 in its balance sheet (Note 3).

10. Deferred Payment Agreement

On June 30, 2025, the Company entered into a deferred payment agreement (the Payment Agreement) that related to a development and manufacturing services agreement (the DMSA) with a vendor dated October 26, 2022. On the execution date of the Payment Agreement, the vendor had fully delivered services all of its obligations under the DMSA, for which the Company owed the vendor $1,719,947 (the Debt). While the Payment Agreement is effective, the Company may continue to receive services and products pursuant to the original terms and conditions of the DMSA. The Company must also provide periodic quarterly an annual reporting to the vendor during the duration of the Payment Agreement.

Repayment of the Debt commences on January 1, 2026, and continues on first date of each calendar quarter thereafter (e.g. April 1st, July 1st, and October 1st) in increments of $150,000 and will continue through the payment due date. The payment due date is defined as the occurrence of the earlier of (i) a financing event, or (ii) December 31, 2027, where all debt still outstanding shall become immediately due and payable.

A financing event shall mean any of the following:

a) Mahzi securing an equity investment through the sale and issuance of equity securities, promissory notes convertible into equity securities, or simple agreements for equity or similar instruments of at least $15,000,000;

b) the sale of all or substantially all of Mahzi's assets;

c) any license or sublicense agreement entered into by Mahzi in which Mahzi receives an upfront payment, milestone payments, or other payments of at least $10,000,000;

d) a merger, consolidation, or other transaction resulting in a change of control of Mahzi; or

e) any other event in which Mahzi receives funds of at least $10,000,000.

Additionally, the vendor has, in its sole discretion, the right to require immediate payment of all or a portion of the Debt, and/or require additional security, if it has determined that the Company's financial condition has materially worsened. The Debt will also become immediately due and payable if the Company files for bankruptcy or fails to comply with any material provisions of the Payment Agreement.

The Debt shall bear interest at a rate equal to the lesser of (i) 12% per annum, and (ii) the maximum rate permitted under Law (as such term is defined in the DMSA), in either case, compounded on a daily basis, until the debt is paid in full.

As of December 31, 2025, total amounts outstanding of the Debt was $1,569,947, of which $450,000 was classified as current installments of deferred payment arrangement and $1,119,947 was classified as deferred payment arrangement, excluding current installments, included in the balance sheet of the Company.

11. Convertible Preferred Stock

In 2021, the Company entered into a stock purchase agreement (SPA) for the issuance of Series A Preferred. A total of 16,526,289 shares of Series A Preferred were authorized; of which 1,299,656 shares were for Series A-2 shares to be issued upon the settlement of convertible notes and accrued interest totaling $3,119,178 and 15,226,663 shares were for Series A-1 shares for new proceeds to be issued in three tranches.

As of December 31, 2021, the Company had issued the first tranche of 6,820,808 shares of Series A-1 at $3.47 per share for aggregate proceeds of $23,668,204. Issuance costs totaled $243,586. The Company also issued 1,299,656 Series A-2 shares upon settlement of the outstanding convertible notes and accrued interest with a fair value of $4,509,806.

In October 2022, the Company issued 6,820,813 shares per the terms of the second tranche at $3.47 per share for aggregate proceeds of $23,668,221. Issuance costs totaled $5,648.

Initially, the Company had until October 7, 2024 to request the third tranche of 1,585,012 shares at $3.47 per share. However, in June 2024, the Company entered into an extension to its Series A Preferred Stock Purchase Agreement where the third tranche totaling $5,499,992 (1,585,012 Series A-1 Preferred Stock shares at $3.47 per share) has been modified to include an additional $4,999,999 million (1,440,922 Series A-1 Preferred Stock shares at $3.47) for a modified total of $10,499,984 million (3,025,934 Series A-1 Preferred Stock shares at $3.47). Additionally, the modified third tranche is split into two equal installments.

On June 21, 2024, the Company closed on the first installment of the third tranche, issuing 1,512,968 shares of Series A-1 Preferred Stock at a price of $3.47 per share for gross proceeds of $5,250,000 and incurred issuance costs of $64,838, yielding net proceeds from the issuance of $5,185,162.

On September 16, 2025, the Company closed on the second installment of the third tranche, issuing 1,512,966 shares of Series A-1 Preferred Stock at a price of $3.47 per share for gross proceeds of $5,249,992 and incurred issuance costs of $1,033, yielding net proceeds from the issuance of $5,248,959.

The Company concluded that this obligation of the investors to participate in the subsequent closings of Series A Preferred did not meet the definition of a freestanding financial instrument that would be required to be recorded as a liability at fair value.

As of December 31, 2025, the rights and preferences of Series A Preferred are as follows:

Voting

The holders of the Series A Preferred are entitled to vote, together with the holders of common stock, as a single class, on all matters submitted to the shareholders for a vote and are entitled to the number of votes equal to the number of shares of common stock into which the Series A Preferred Stock could convert on the record date for determination of shareholders entitled to vote.

Dividends

The holders of Series A Preferred Stock are entitled to receive, when, as and if declared by the Company's board of directors, cumulative dividends prior and in preference to any dividends paid on the common stock.

During the years ended December 31, 2025 and 2024, no dividends have been declared or paid.

Liquidation

In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company, including certain mergers or a disposition of all or substantially all of the assets of the Company (a Deemed Liquidation Event), the holders of the Preferred Stock are entitled, on a pari passu basis prior to any payments to common stock holders equal to the greater of the applicable original issue price plus any dividends declared but unpaid or if all shares of Series A had been converted to common. As stated above, initially the Series A-1 original issue price is $3.47 per share and the Series A-2 original issue price is $2.40 per share. If the amounts available for distribution are insufficient, then the available amounts will be distributed to the holders of the Series A pro rata to the respective amounts which would otherwise be payable in respect of the shares held by them upon such distribution if all amount payable on or with respect to such shares were paid in full.

Conversion

Each share of Preferred Stock shall be convertible, at the option of the holder thereof, at any time and from time to time, and without the payment of additional consideration by the holder thereof, into such number of shares of common stock as is determined by dividing the applicable Original Issue Price by the applicable conversion price in effect at the time of conversion. As stated above, initially the Series A-1 original issue price is $3.47 per share and the Series A-2 original issue price is $2.40 per share. The conversion prices for the Preferred Stock are subject to adjustment in the event of certain dilutive issuances of common stock.

Each share of Preferred Stock will automatically be converted into shares of common stock at the then-effective conversion rate of such shares upon the earlier of (a) closing of a sale of shares of common stock to the public in a firm commitment initial public offering, resulting in gross proceeds (before underwriting discounts, commissions and fees) of at least $50 million; (b) date and time, or the occurrence of an event, specified by vote or written consent of the holders of a majority of the then outstanding shares of Preferred Stock holders voting together as a single class and on an as-converted to Common Stock basis.

12. Common Stock

The Company has 26,575,000 shares of common stock authorized for issuance, 4,480,108 and 4,436,608 shares issued as of December 31, 2025 and 2024 and 4,476,222 and 4,386,080 shares outstanding at December 31, 2025 and 2024, respectively.

Each share of common stock entitles the holder to one vote on all matters submitted to the stockholders for a vote. Common stockholders are not entitled to receive dividends, unless declared by the Company's board of directors.

Restricted Common Stock

In June 2020, pursuant to the Founder's Restricted Stock Purchase Agreement (the Restricted Stock Agreement), the Chief Executive officer of the Company purchased 4,000,000 shares of common stock for $400. Initially, the shares are restricted and vest over the period ending June 2024. However, in conjunction with the issuance of Series A Preferred Stock in October 2021, the Restricted Stock Agreement was modified to vest over the period ending in October 2024. As of December 31, 2025 and 2024, all 4,000,000 shares were vested.

In March 2022, a consultant early exercised stock options for a total of 222,839 shares of common stock. These shares are restricted and vest over the period ending January 2026. As of December 31, 2025 and 2024, 218,953 and 172,311 shares were vested, respectively, and 3,886 and 50,528 shares were unvested, respectively.

During the years ended December 31, 2025 and 2024, an aggregate of 46,642 and 796,642 shares of restricted stock vested, respectively.

13. Stock-Based Compensation

The Company's 2020 Equity Incentive Plan (the 2020 Plan) permits the granting of qualified incentive stock options and nonqualified stock options or other awards to the Company's employees, officers, directors, advisors, and outside consultants for the purchase of up to 3,342,578 shares of the Company's common stock.

Stock options generally vest over a four-year period and expire 10 years from the date of grant. Certain options provide for accelerated vesting if there is a change in control, as defined in the Plan. As of December 31, 2025, 650,032 shares were available for future grant under the 2020 Plan.

In determining the exercise prices for options granted, the Company's Board of Directors has considered the fair value of the common stock as of the measurement date. The fair value of the common stock at each award grant date was based upon a variety of factors, including the results obtained from an independent third-party valuation, the Company's financial position and historical financial performance, the status of technological developments within the Company's proposed products, an evaluation or benchmark of the Company's competition, the current business climate in the marketplace, the illiquid nature of the common stock, arm's length sales of the Company's capital stock, including Preferred Stock, the effect of the rights and preferences of the preferred shareholders, and the prospects of a liquidity event, among others.

The Company recorded stock compensation expense in its statement of operations and comprehensive loss for the years ended December 31, 2025 and 2024:

	December 31, 2025	December 31, 2024
Research and development	$ 140,790	$ 124,209
General and administrative	75,405	56,658
Total stock compensation expense	$ 216,195	$ 180,867

As of December 31, 2025, there was $285,732 of unrecognized compensation cost related to nonvested share-based compensation arrangements granted under the Plan, which is expected to be recognized over a weighted-average period of approximately 1.0 years.

The fair value of each stock option was estimated on the date of grant using a Black-Scholes option pricing model with the following assumptions for the years ended December 31, 2025 and 2024:

	December 31, 2025	December 31, 2024
Expected volatitity	115.9% - 114.1%	99.9%
Expected term (in years)	6.00 - 6.08	6.09
Weighted average risk-free interest rate	4.1%	4.1%
Expected dividends	- %	- %

A summary of option activity for the years ended December 31, 2025 and 2024 is as follows:

	Units Underlying Options	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Term (in Years)	Aggregate Intrinsic Value
Outstanding, January 1, 2024	2,297,020	$ 0.35	8.74	$ 15,957
Granted	111,000	$ 0.36		
Cancelled/Foreited	(131,441)	$ 0.36		
Outstanding, December 31, 2024	2,276,579	$ 0.35	7.82	$ 36,972
Granted	647,000	$ 0.37		
Exercised	(43,500)	$ 0.36		
Cancelled/Foreited	(667,641)	$ 0.35		
Outstanding, December 31, 2025	2,212,438	$ 0.36	7.50	$ 224,178
Fully vested as of December 31, 2025	1,425,923	$ 0.35	6.60	$ 224,178
Fully vested and expected to vest	2,426,207	$ 0.36	7.50	$ 368,230

The weighted-average grant date fair value of options granted during the years ended December 31, 2025 and 2024 was $0.36 and $0.37 for both periods. The total intrinsic value of exercised options during the years ended December 31, 2025 and 2024 was $6,810 and $0, respectively.

14. CIRM Grants

On March 8, 2023, the Company executed an award agreement with the California Institute for Regenerative Medicine (CIRM) wherein CIRM awarded the Company $3,800,760 in support of the Company's MZ-1866 research project for the treatment of Pitt Hopkins Syndrome. The award is payable to the Company upon achievement of milestones over the next two years. Funds received under this grant may only be used for allowable project costs. Under the terms of the grant, the award is subject to

certain co-funding requirements by the Company, and the Company is required to provide CIRM progress and financial update reports. For the years ended December 31, 2025 and 2024, the Company received an aggregate of $2,920,000 and $1,600,760 from CIRM and recognized $1,639,752 and $2,449,455 as an offset to research and development expense in the statements of operations and comprehensive loss with the remaining 1,563,039 and $399,342 is included in Deferred income – current at December 31, 2025 and 2024, respectively. As of December 31, 2025 and 2024, amounts available for future distribution to the Company, upon the achievement of certain milestones and final report approval $870,000 and $50,000, respectively.

On July 1, 2024, the Company executed an award agreement with the CIRM wherein CIRM awarded the Company $4,000,000 in support of the Company's MZ-9138 epileptic encephalopathy program. The award is payable to the Company upon achievement of milestones through July 31, 2026. Funds received under this grant may only be used for allowable project costs. Under the terms of the grant, the award is subject to certain co-funding requirements by the Company, and the Company is required to provide CIRM progress and financial update reports. For the years ended December 31, 2025 and 2024, the Company received an aggregate of $2,870,000 and $260,000 from CIRM, respectively. Additionally, for the years ended December 31, 2025 and 2024, the Company recognized $1,190,410 and $376,552 as offsets to research and development expense in the statements of operations and comprehensive loss. As of December 31, 2025 and 2024, unrecognized income of $1,563,039 and $116,552 was included as an offset to Deferred income – current. As of December 31, 2025 and 2024, amounts available for future distribution to the Company, upon the achievement of certain milestones, under the grant are $870,000and $3,740,000, respectively.

15. Income Taxes

Loss before income taxes for the years ended December 31, 2025 and 2024 are as follows:

	2025	2024
Domestic	$ (18,656,306)	$ (11,885,773)
Foreign	-	-
Total	**$ (18,656,306)**	**$ (11,885,773)**

The provision for income taxes for the year ended December 31, 2025 and 2024, consisted of the following:

	2025	2024
Current		
Federal	$ -	$ -
State	-	-
Total current tax provision	$ -	$ -
Deferred		
Federal	(3,926,764)	(1,831,367)
State	(1,276,602)	(1,755,060)
Total deferred tax benefit	(5,203,366)	(3,586,427)
Valuation allowance	5,203,366	3,586,427
Total deferred provision	-	-
Total Tax Provision	$ -	$ -

A reconciliation of the provision for income taxes to the amount computed by applying the 21% statutory U.S. federal income tax rate to income before income taxes after the adoption of ASU 2023-09 is as follows:

	December 31, 2025		
Federal statutory income tax rate	$	(3,916,770)	21.00%
State income taxes, net of federal benefit (a)		1,012	-0.01%
Federal changes in valuation allowance		3,926,764	-21.05%
Nontaxable or nondeductible items			
Share based compensation		37,919	-0.20%
Meals and entertainment		4,216	-0.02%
Other		(51,860)	0.27%
Other adjustements		(1,281)	0.01%
	$	-	-%

(a) The states and local jurisdiction that contributes to the majority (greater than 50%) of the tax effect in this category is California.

	December 31, 2024		
Federal statutory income tax rate	$	(2,495,737)	21.0%
State income taxes, net of federal benefit		(829,963)	7.0%
Federal changes in valuation allowance		3,586,426	-30.2%
Nontaxable or nondeductible items - other		8,201	-0.1%
State research and development credits		(134,548)	1.1%
Other adjustements		(134,379)	1.1%
	$	-	-%

Significant components of the Company's deferred taxes as of December 31, 2025 and 2024, are as follows:

	2025	2024
Deferred Tax Assets		
Capitalized research and development costs, net	$ 6,368,199	$ 6,147,274
Net operating loss carryforwards	8,561,217	3,829,005
Research and development credit carryforwards	485,348	515,194
Accrued expenses	358,569	110,565
Other deferred tax assets	116,541	84,507
Gross deferred tax assets	15,889,874	10,686,545
Deferred Tax Liabilities		
Other	-	(37)
Gross deferred tax liabilities	-	(37)
Valuation Allowance	(15,889,874)	(10,686,508)
Net Deferred Tax Assets	$ -	$ -

The difference between the provision for income taxes and the income tax determined by applying the statutory federal income tax rate of 21% was primarily due to losses generated in the U.S. where no benefit was recorded due to the valuation allowance.

In assessing the realizability of the net deferred tax assets, the Company considers all relevant positive and negative evidence in determining whether it is more likely than not that some portion or all of the deferred income tax assets will not be realized. The realization of the gross deferred tax assets is dependent on several factors, including the generation of sufficient taxable income prior to the expiration of the NOL carryforwards. The Company has recorded a valuation allowance against its deferred tax assets of $15,889,874 and $10,686,508 for tax years ending December 31, 2025 and 2024 because the Company's management believes that it is more likely than not that these assets will not be fully realized in the near future. The valuation allowance increased by $5,203,366 and $3,586,004 for the years ended December 31, 2025 and 2024, respectively.

At December 31, 2025, the Company had federal net operating loss carryforward of approximately $25,367,626 which will not expire and state and local net operating loss carryforward of approximately $46,477,841.

At December 31, 2025, the Company had $192,475 federal tax credit carryforward which begin to expire in 2042 and a state and local tax credit carryforward of approximately $370,726 which begin to expire in 2037.

The utilization of the Company's net operating losses and tax credit carryforwards may be subject to a limitation due to the "change in ownership provisions" under Section 382 of the Internal Revenue Code and similar state and foreign provisions. Such limitation may result in the expiration of the net operating loss carryforwards before their utilization.

As of December 31, 2025, the Company has not recognized any liability for uncertain tax positions and no amounts have been recognized in the Company's statements of operations and comprehensive loss. Since the Company is in a loss carryforward position, the Company is generally subject to examination by the U.S. federal, state and local income tax authorities for all tax years in which a loss carryforward is available. As of December 31, 2025, all tax returns remain open.

The Company is subject to income taxes in the U.S. federal jurisdiction and various state jurisdictions. Tax regulations within each jurisdiction are subject to the interpretation of the related tax laws and regulations and require significant judgment to apply. The Company's tax years remain open for examination by all tax authorities since inception as well as Carryover attributes beginning December 31, 2022, remain open to adjustment by the U.S. and state authorities.

Changes in Tax Legislation

On July 4, 2025, the One Big Beautiful Bill Act (OBBBA), was enacted into law. The OBBBA contains several key provisions affecting corporations including but are not limited to expensing of domestic specified research or experimental expenditures and one hundred percent bonus depreciation on eligible property after January 19, 2025. In accordance with ASC 740, the Company is required to recognize the effect of the tax law changes in the period of enactment, such as remeasuring the estimated U.S. deferred tax assets and liabilities. Because of a full valuation allowance, there is no net impact to deferred tax assets and liabilities for the year ended December 31, 2025. The Company will continue to apply OBBBA tax law changes as required or elected in future years.

16. Research and License Agreements

Yissum Research Development Company of the Hebrew University of Jerusalem Ltd.

In March 2021, the Company with Yissum Research Development Company of the Hebrew University of Jerusalem Ltd. (Yissum) entered into a research and license agreement (Yissum Agreement). Under the Yissum Agreement, the Company has agreed to sponsor research performed by Yissum totaling $1,178,550 for the period May 2021 to September 2023. Mahzi also agreed to pay fees of approximately $152,000 imposed by the Israel Innovation Authority for the transfer of supported intellectual property

outside the State of Israel. Yissum granted the Company an exclusive license to make commercial use of the research results and associated licensed patents to develop, manufacture, use, market, offer for sale, distribute, import, and sell products using the licensed technology. The license term expires upon the later of (i) the date of expiration in such country of the last to expire licensed patent included in the licensed technology (ii) the date of expiration of any exclusivity on the product granted by a regulatory or government body in such country; or (iii) the end of a period of thirteen years from the date of the first commercial sale in such country. In consideration for the grant of the license, Mahzi paid an upfront license fee of $50,000. Additionally, the Company is required to pay milestone payments related to regulatory approvals up to $4,550,000 and low single digit royalties on commercial sales. The achievement of these milestones was not deemed probable as of December 31, 2024 and therefore no expense has been recorded. Finally, the Company is required to reimburse Yissum for all past and future costs associated with the registration and maintenance of the licensed patents. For the years ended December 31, 2024 and 2023, the Company paid $0 and $290,169, respectively, under the Yissum Agreement and has included the payments as research and development expense in its statements of operations and comprehensive loss.

Effective April 2022, Mahzi entered into a research and option agreement with Yissum (Yissum Option Agreement). Under the Yissum Option Agreement, the Company has agreed to sponsor certain research performed by Yissum. The research fee for the first year of research totaled $445,500. In December 2022, Yissum and Mahzi signed the first amendments to the Yissum Option Agreement providing additional research fees totaling $99,000 for the second year of research.

In January 2023, Yissum and Mahzi signed the second amendment to the Yissum Option Agreement providing additional research fees totaling $113,400. In August 2023, Yissum and Mahzi signed the third amendment to the Yissum Option Agreement providing additional research fees for continued research totaling $186,300. In August 2023, Yissum and Mahzi signed the fourth amendment to the Yissum Option Agreement providing additional research fees for new research totaling $179,550. In November 2023, Yissum and Mahzi signed the fifth amendment to the Yissum Option Agreement providing additional research fees for new research totaling $284,850. In October 2024, Yissum and Mahzi signed the sixth amendment to the Yissum Option Agreement providing additional research fees totaling $81,000. For the years ended December 31, 2024 and 2023, aggregate research fees under this agreement, as amended, total $1,389,600 and $1,308,100, respectively. For the years ended December 31, 2025 and 2024, the Company has paid $0 and $133,650 ($223,425 charges offset by a $89,775 credit), respectively, included in research and development expense under the Yissum Option Agreement.

Under the Yissum Option Agreement, the Company has the option to license the research results pursuant to the same commercial and other terms and conditions included in the Yissum Agreement. Mahzi may exercise its option at any time from the effective date until sixty days after the receipt of the research results. Mahzi has not exercised its option as of December 31, 2025.

The Regents of the University of California

In April 2021, Mahzi obtained an exclusive license for the patent rights from The Regents of the University of California San Diego (UCSD) for commercial development, use, and sale of licensed technology. The Company paid an upfront fee for license totaling $2,000. The license term extends until the last to expire patent, unless terminated earlier by either party under certain provisions. The Company is required to reimburse UCSD for all past and future patent costs and pay maintenance fees beginning in 2023 during the license term. For the years ended December 31, 2025 and 2024, the Company reimbursed UCSD $20,000 and $131,272, respectively, for license fees and sponsored research (included in research and development expense in the statements of operations and comprehensive loss). Additionally, for the year ended December 31, 2025 and 2024, the Company

reimbursed USCD $7,460 and 7,476, respectively, for patent maintenance (included in General and administrative expenses in the statements of operations and comprehensive loss), respectively. Additionally, the Company is required to make future milestone payments related to clinical trial activities and regulatory approvals up to $3,170,000 and low single-digit royalties of not less than $10,000 per year on commercial sales over the term of the agreement. The achievement of these milestones was not deemed probable as of December 31, 2025 and therefore no expense has been recorded for the years ended December 31, 2025 and 2024.

In September 2023, the Company and UCSD signed a laboratory service agreement (UCSD Lab Agreement) Under the UCSD Lab Agreement, the Company agreed to sponsor a two-year research program to look at TCF4 and downstream targets as a future functional potency assay. Total cost of the program is $242,723 to be paid in two equal installments with first payment due upon execution of the agreement and second payment due when final report is issued on or about September 30, 2024. For the years ended December 31, 2025 and 2024, the Company paid $37,500 and $138,748, respectively, which is included in research and development expenses in the statements of operations and comprehensive loss.

Yeda Research and Development Company Limited

In August 2021, Yeda Research and Development Company Limited (Yeda) entered into a license and research agreement (Yeda Agreement) with the Company. Under the Yeda Agreement, the Company agreed to sponsor a two-year research program with a total cost of $357,713. Under the Yeda Agreement, Yeda granted the Company an exclusive, worldwide license to certain technology. The Company is required to pay an annual license fee of $15,000 beginning in 2023. The Company paid $15,000 in license fees in 2025 and 2024 which was included in research and development expense. The license term extends until the later of (1) the last patent expiry, or (2) the date of expiry of a period of 15 years from the first commercial sales in each country, unless terminated earlier by either party under certain provisions. Additionally, the Company is required to make milestone payments related to regulatory approvals up to $2,750,000 and low, single-digit royalties on commercial sales. The achievement of these milestones was not deemed probable as of December 31, 2025 and therefore no expense has been recorded for the years ended December 31, 2025 and 2024.

In April 2022, the Company entered a second agreement with Yeda (Second Yeda Agreement). Under the Second Yeda Agreement, the Company agreed to sponsor a second two-year research program with a total cost of $367,373. The Company paid $52,500 and $0 in 2025 and 2024 respectively, which is included in Research and development expense. Under the Second Yeda Agreement, Yeda granted the Company an additional license to certain intellectual property. The Company will pay an annual fee of $15,000 beginning in 2026. The license term extends until the later of (1) the last patent expiry or (2) the date of expiry of a period of 15 years from the first commercial sales in each country, unless terminated earlier by either party under certain provisions. Additionally, the Company is required to pay milestone payments related to regulatory approvals up to $2,750,000 and low single-digit royalties on commercial sales. The achievement of these milestones was not deemed probable as of December 31, 2025 and therefore no expense has been recorded.

17. Subsequent Events

The Company evaluated subsequent events through April 30, 2026, which represents the date the financial statements were available for issuance. The Company concluded that no events, aside from those shown below, have occurred that would require recognition or disclosure in the financial statements.

Drawdown on the Credit and Security Agreement

On February 23, 2026, the Company drew down $7.0 million under the C&S Agreement creating the Tranche A Term Loans of $3.0 million and the Tranche B Term loans of $4.0 million (Note 9). The Tranche B milestone was contingent upon the Company closing the second installment of the third tranche, issuing 1,512,966 shares of Series A-1 Preferred Stock at a price of $3.47 per share for gross proceeds of $5,249,992, which it did on September 16, 2025.

Repayment of the Deferred Payment Agreement

As a precondition to the issuance of the Tranche A and Tranche B Term Loans as described in the C&S Agreement (Note 9), the Lender required the Company to repay all amounts due under the deferred payment agreement (Note 10), and accordingly, on February 18, 2026, the Company repaid the outstanding balance of the debt plus accrued interest in the amount of $1,590,281.